UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner, Boston Scientific Corporation (“BSC”) has announced positive 30 day safety data from its ALTAS trial using BSC’s new Liberté™ paclitaxel-eluting stent system.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 25, 2005

      By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Wednesday, May 25, 2005

TRIAL RESULTS SUPPORT SAFETY FOR NEXT-GENERATION

TAXUS® LIBERTÉ™ PACLITAXEL-ELUTING STENT SYSTEM

VANCOUVER, BC and PARIS, FRANCE, May 25, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“BSC”), today announced thirty-day safety data from BSC’s ATLAS clinical trial. ATLAS is the first trial using BSC’s new Liberté™ coronary stent as a platform for its paclitaxel-eluting coronary stent system. The TAXUS® Liberté™ coronary stent system is the next generation to BSC’s current paclitaxel-eluting coronary stent system, TAXUS® Express2™, which is the worldwide leader in the coronary stent market today. BSC made the announcement at the annual Paris Course on Revascularization.

The ATLAS trial is a global, multicenter pivotal study designed to support U.S. Food and Drug Administration approval of the TAXUS Liberté stent system. It is assessing the safety and efficacy of a slow-release dose formulation paclitaxel-eluting TAXUS Liberté stent system for the treatment of coronary artery disease. ATLAS compares the TAXUS Liberté system to a matched control group from the TAXUS IV and V trials made up of patients with the TAXUS Express2 system. The results presented include 871 patients at 61 sites in the United States, Canada, Australia, New Zealand, Singapore, Hong Kong and Taiwan. The primary endpoint for the study is target vessel revascularization at nine months. In addition to the ATLAS trial, the TAXUS Liberté program includes several expansion studies for long lesion stenting, small vessel stenting and direct stenting of coronary lesions.

BSC reported that the ATLAS clinical trial results support safety, as demonstrated by a low overall MACE (Major Adverse Cardiac Events) rate. Thirty-day MACE was 3.3 percent in Group X and 2.8 percent in Group Y (the study remains blinded through the primary endpoint at nine months). Cardiac deaths were 0.2 percent in both groups. The overall myocardial infarction (MI) rate was 3.0 percent in Group X and 2.6 percent in Group Y. The overall target vessel revascularization (TVR) rate was 0.4 percent in Group X and 0.2 percent in Group Y. Stent thromboses were also low, with a rate of 0.5 percent in Group X and 0.2 percent in Group Y.

“The ATLAS clinical trial data gives us our first look at the safety profile of the next-generation TAXUS Liberté stent system for the treatment of coronary artery disease and the early results are positive,” said Mark A. Turco, M.D., F.A.C.C., Director, Center for Cardiac and Vascular Research, Washington Adventist Hospital, and Co-Principal Investigator for the ATLAS study.  “I have found the Liberté stent platform to be a significant step forward in deliverability and conformability, particularly in the most challenging lesions. It is my hope that we will also demonstrate in the ATLAS program that the homogenous stent architecture of the Liberté stent will further optimize drug delivery.”

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12